UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 Affimed N.V.
(Name of Issuer)

Common shares, nominal value €0.01 per share
(Title of Class of Securities)

N01045108
(CUSIP Number)

Bas Vaessen Life Sciences Partners Johannes Vermeerplein 9 1071 DV Amsterdam, the Netherlands +31 20 664 55 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. N01045108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
LSP III Omni Investment Coöperatief U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)
3.	SEC Use only
4.	Source of funds (See Instructions)	WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,561,403
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,561,403*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,561,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	6.5%++
14.	Type of Reporting Person (See Instructions)
OO
* Includes 113,697 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

++This percentage is calculated based upon 23,984,167 shares of the Issuer’s Common Shares outstanding, which does not include the potential exercise by the underwriters of the Issuer’s initial public offering of their option to purchase 1,200,000 Common Shares, as set forth in the Issuer’s Free Writing Prospectus dated September 12, 2014 relating to Amendment No. 5 to the Issuer’s Form F-1 filed with the SEC on September 11, 2014.

SCHEDULE 13D CUSIP NO. N01045108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
LSP III Management B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)
3.	SEC Use only
4.	Source of funds (See Instructions)	WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,561,403
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,561,403*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,561,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	6.5%++
14.	Type of Reporting Person (See Instructions)
OO

* Includes 113,697 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

++This percentage is calculated based upon 23,984,167 shares of the Issuer’s Common Shares outstanding, which does not include the potential exercise by the underwriters of the Issuer’s initial public offering of their option to purchase 1,200,000 Common Shares, as set forth in the Issuer’s Free Writing Prospectus dated September 12, 2014 relating to Amendment No. 5 to the Issuer’s Form F-1 filed with the SEC on September 11, 2014.

Item 1.          Security and Issuer

The class of securities to which this Statement relates is the common shares, nominal value €0.01 per share (the "Common Shares") of Affimed N.V. (formerly Affimed Therapeutics B.V.) (the "Issuer"), a Dutch public company with limited liability (naamloze vennootschap), whose principal executive offices are located at Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.          Identity and Background

(a) This Statement is being filed on behalf of LSP III Omni Investment Coöperatief UA (“LSP III”) and LSP III Management B.V. (“Management”) (collectively, the “Reporting Persons”).

(b) The address of the principal business office of the Reporting Persons is Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

(c) The principal business of each of the Reporting Persons is the life sciences venture capital business.

(d) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any director or executive officer named in Schedule A to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any director or executive officer named in Schedule A to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3           Source and Amount of Funds or Other Consideration

On March 7, 2012, LSP III entered into a convertible loan agreement in the amount of €445,000 at 8% interest per annum.  As a result of the Series D financing agreement, the principal amount of such loans and accrued interest thereon were converted into 15,375 Series D preferred shares. On September 24, 2012, LSP III entered into an investment agreement pursuant to which LSP III acquired from the Issuer an aggregate 17,017 Series D preferred shares for a purchase price of €30.89 per share, or €525,587 in the aggregate.  Upon the closing of the Issuer’s initial public offering, the 32,392 Series D preferred shares automatically converted in 244,347 Common Shares.

On June 28, 2013 LSP III entered into a convertible loan agreement in the amount of €510,002.  As a result of the Series E financing agreement, the principal amount of such loans and accrued interest thereon were converted into 5,518 Series D preferred shares. On June 24, 2014, LSP III entered into an investment agreement pursuant to which LSP III acquired from the Issuer an aggregate 8,612 Series E preferred shares for a subscription price of €30.89 per share.  Upon the closing of the Issuer’s initial public offering, such Series E preferred shares automatically converted into 118,007 Common Shares.

LSP III purchased 100,000 Common Shares at $7.00 per share in the Issuer’s initial public offering, or $700,000 in the aggregate.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

Item 4.          Purpose of Transaction

LSP III agreed to acquire 100,000 Common Shares on September 12, 2014 in the Issuer’s initial public offering. LSP III had previously held 1,461,403 Common Shares.

The Reporting Persons acquired beneficial ownership of the Common Shares referred to in Item 5 for investment purposes.  The Reporting Persons may acquire or seek to acquire additional Common Shares or sell or seek to sell Common Shares, depending upon their view of the Issuer’s prospects, prevailing prices and market conditions, from time to time in the open market, in privately negotiated transactions, or otherwise.   Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D. The Reporting Persons presently do not have any plans or proposals to seek control of the Issuer.

Except as disclosed herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer

As of September 12, 2014, the Reporting Persons are the direct owners of 1,561,403 Common Shares, constituting approximately 6.5% of the Common Shares then outstanding.

In addition, LSP III, together with Prof. Dr. Melvyn Little, Deutsches Krebsforschungszentrum, AGUTH Holding GmbH, KfW, tbg Technologie-Beteiligungs-Gesellschaft mbH, SGR Sagittarius Holding AG, BioMed Invest I Ltd., OrbiMed Associates III, LP, OrbiMed Private Investments III, LP and Novo Nordisk A/S (collectively, the “Selling Shareholders”) previously entered into agreements substantially in the form attached hereto as Exhibit 1 (the “Carve-Out Agreements”) with the Issuer’s managing directors and certain of the Issuer’s supervisory directors and consultants (the “Beneficiaries”), as described in Item 6 below.

Pursuant to a Lock-Up Agreement entered into with Jefferies LLC and Leerink Partners LLC in connection with the Offering, LSP III is subject to a Lock-Up Period (as defined in the Lock-Up Agreement) commencing on September 2, 2014 and continuing and including the date 180-days after the date of the prospectus, during which LSP III has agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement which was filed as Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on August 19, 2014 and which is incorporated herein by reference.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of the Reporting Persons owned as of September 12, 2014, or purchased or sold any Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Carve-Out Agreements grant each Beneficiary the right to receive a payment equal to a certain percentage of the fair value of the Issuer contingent upon the occurrence of a defined event, including an initial public offering. Following the expiration of applicable lock up agreements, it is expected that (i) the Carve-Out Agreements will be satisfied through a transfer to the Beneficiaries of an amount of Common Shares in the aggregate amount of 1,243,568 Common Shares, equal to 7.78% of the Common Shares owned by the Selling Shareholders subsequent to the consummation of the Issuer’s corporate reorganization and immediately prior to the consummation of the Issuer’s initial public offering, and that (ii) a portion of these Common Shares will be sold pursuant to Rule 144 to satisfy withholding taxes triggered by the transfer and delivered to the Beneficiaries with the net amount of Common Shares to which each Beneficiary is entitled to receive pursuant to his or her individual Carve-Out Agreement.

The Issuer is party to a registration rights agreement among OrbiMed Associates III, LP, OrbiMed Private Investments III, LP, SGR Sagittarius Holding AG, BioMed Invest I Ltd. and LSP III and Novo Nordisk A/S dated September 17, 2014 (the “Registration Rights Agreement”) which grants these shareholders customary registration rights for the resale of the common shares held by them. The Registration Rights Agreement is filed as Exhibit 2 and is incorporated herein by reference.

LSP III is party to the Lock-Up Agreement referenced in Item 5 above.

Item 7.          Material to Be Filed as Exhibits

Schedule A -  name, citizenship, residence or business address and present principal occupation of the directors and executive officers of the Reporting Persons.

Exhibit Number	Description
1	Form of Carve-Out Agreement.
2	Joint Filing Agreement dated 22 September, 2014 between LSP III Omni Investment Coöperatief UA and LSP III Management B.V.
3	Form of Lock-Up Agreement. Such form is incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on August 19, 2014.
4
Registration Rights Agreement dated as of September 17, 2014 among Affimed N.V. and the shareholders party thereto and incorporated herein by reference to Exhibit 4.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 22, 2014.

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: September 22, 2014	LSP III Omni Investment Coöperatief U.A.

/s/ Martijn Kleijwegt and René Kuijten

BY: LSP III Management B.V. TITLE: Managing Director
BY: Martijn Kleijwegt and René Kuijten TITLE: Managing Directors

LSP III Management B.V.
/s/ Martijn Kleijwegt and René Kuijten

BY: Martijn Kleijwegt and René Kuijten TITLE: Managing Directors

Schedule A
Directors and Executive Officers
of
LSP III Management B.V.
(as of September 12, 2014)

Citizenship is the same as country of address, unless otherwise noted.

Name, Business Address and Citizenship, if Applicable	Current Principal Occupation
Martijn Kleijwegt Johannes Vermeerplein 9, 1071 DV, Amsterdam, the Netherlands	Partner and Managing Director Life Sciences Partners
Rene Kuijten Johannes Vermeerplein 9, 1071 DV, Amsterdam, the Netherlands	Partner and Managing Director Life Sciences Partners
Joachim Rothe Dachauer Str. 65 80335 Munich, Germany	Partner and Managing Director Life Sciences Partners

EXHIBIT INDEX

Exhibit Number	Description
1	Form of Carve-Out Agreement.
2	Joint Filing Agreement dated September 22, 2014 between LSP III Omni Investment Coöperatief UA and LSP III Management B.V.
3	Form of Lock-Up Agreement. Such form is incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on August 19, 2014.
4
Registration Rights Agreement dated as of September 17, 2014 among Affimed N.V. and the shareholders party thereto and incorporated herein by reference to Exhibit 4.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 22, 2014.